[USI LETTERHEAD]

February 23, 2011
Via EDGAR and FEDEX

Mr. Gary Newberry
Division of Corporate Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC   20549

RE:	Universal Security Instruments, Inc. (the “Company”)
Form 10-K for the Fiscal Year ended March 31, 2010
File No.  001-31747

Dear Mr. Newberry:

I am writing to you in response to your letter of February 18, 2011, regarding the above referenced filing.  Below are the Company’s responses to the follow-up comments raised.

Form 10-K for the fiscal year ended March 31, 2010

Executive Officers of the Registrant, page 10

1.           Messrs.  Lazarus and Knepper are not executive officers of the Company as defined by Rule 3b-7.  Both Messrs. Lazarus and Knepper are included in the Summary Compensation Table set forth in the Company’s Proxy Statement and incorporated by reference into its Annual Report on Form 10-K in accordance with Regulation S-K Item 402(m)(2)(iii).

FORM 10-Q FOR THE QUARTERLY PERIOD ENDED DECEMBER 31, 2010

Results of Operations, page 9

2.           We note your comment and will revise future filings to quantify the effects of each of the significant items impacting our results for the period being discussed.

Financial Condition and Liquidity, page 11

3.           We note your comment and will revise future filings to disclose the material changes in the underlying drivers of our working capital changes.

Gary Newberry
Division of Corporation Finance
Securities and Exchange Commission
February 23, 2011

General

The Company hereby acknowledges that the Company is responsible for the adequacy and accuracy of the disclosure in the filing, and staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing.  The Company further acknowledges that the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you require any further information or have additional comments, please contact me.

Sincerely,

UNIVERSAL SECURITY INSTRUMENTS, INC.

/s/ James B. Huff
James B. Huff
Chief Financial Officer